EXHIBIT 99.1

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      ELOXATIN(TM) (oxaliplatin for injection) BASED THERAPY COMBINED WITH bevacizumab(AVASTIN(TM)) SIGNIFICANTLY IMPROVES SURVIVAL IN
                    PATIENTS WITH ADVANCED COLORECTAL CANCER

              Preliminary results to be presented at the 2005 ASCO Gastrointestinal Cancers Symposium, in Hollywood, Florida.

PARIS, NOVEMBER 29, 2004 - Patients who received ELOXATIN-based chemotherapy (FOLFOX4) plus bevacizumab (Avastin(TM)) showed a statistically significant improvement in overall survival in a large randomized clinical study sponsored by the National Cancer Institute and conducted by the Eastern Cooperative Oncology Group (ECOG). Preliminary results announced today are showing a 26% reduction in the risk of death for patients receiving FOLFOX4 plus bevacizumab (Avastin(TM)) compared to FOLFOX4 alone. Results of the study will be presented at the ASCO 2005 Gastrointestinal Cancers Symposium in Hollywood, Florida to be held on January 27-29, 2005.

According to the NIH, researchers found that the patients in the trial who received bevacizumab in combination with FOLFOX4 had a median overall survival of 12.5 months compared to patients treated with FOLFOX4 alone, who had a median overall survival of 10.7 months. This difference is statistically significant and corresponds to a 17 percent improvement in median overall survival. There was a 26 percent reduction in the risk of death (hazard ratio of 0.74) for patients in this study who received bevacizumab plus FOLFOX4 compared to those who received FOLFOX4 alone.

"The results of E3200 are very important for doctors and their patients suffering from advanced colorectal cancer. It is the first positive phase III study suggesting that the efficacy of the current standard ELOXATIN-based FOLFOX4 regimen in metastatic colorectal cancer may be enhanced by the addition of bevacizumab," said Sunil Gupta MD, sanofi-aventis, Senior Director of Oncology Clinical Development. "This is the first clinical confirmation that biological agents such as bevacizumab will add to the efficacy of the FOLFOX4 regimen in metastatic colorectal cancer. Additional studies of this combination are ongoing in other colorectal cancer settings," Dr. Gupta continued.

The study, a phase III randomized study of oxaliplatin, fluorouracil, and leucovorin calcium with or without bevacizumab versus bevacizumab alone in
patients   with   previously   treated   advanced   or   metastatic   colorectal
adenocarcinoma  also known as `E3200',  was  sponsored  by the  National  Cancer
Institute  and  conducted  by a  network  of  researchers  led  by  the  Eastern
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Cooperative  Oncology Group.  It examined the benefits of adding  bevacizumab to the ELOXATIN-based therapy (FOLFOX4) in advanced colorectal cancer patients who had previously received chemotherapy treatment.

Study Chair Bruce J. Giantonio MD of the University of Pennsylvania Health System and his co-investigators previously presented interim safety results on the FOLFOX4/bevacizumab combination and FOLFOX4 alone at the ASCO Gastrointestinal symposium in January 2004(1). Treatment toxicities observed in this study were consistent with those side effects observed in other clinical trials in which bevacizumab was combined with chemotherapy. Side effects included neuropathy (problems with nerve function) for FOLFOX4 and high blood pressure(2) and bleeding for bevacizumab(3).

ELOXATIN is the only chemotherapy agent approved around the world in all colon cancer settings, including adjuvant (post-surgical) therapy. ELOXATIN-based regimens have become the standard of treatment in colorectal cancer and were the reference therapy in this trial.

ABOUT THE STUDY
---------------
E3200 is a Phase III study designed to compare tumor response, time to progression, and overall survival of patients with previously treated advanced or metastatic colorectal adenocarcinoma. The toxicity of these regimens was also assessed.

A total of 829 patients were enrolled in the study between October 2001 and April 2003. Patients had previously received another chemotherapy combination. Patients were randomized to one of three treatment groups. One patient group received the standard FOLFOX4 treatment plus bevacizumab. The second group received the standard FOLFOX4 treatment only, and the third group received bevacizumab alone. In March 2003, the study investigators suspended randomization to the third treatment arm, bevacizumab alone, on the recommendation of the Data Monitoring Committee when review of early results suggested

____________________________
1 Giantonio BJ et al. The addition of bevacizumab (anti-VEGF) to FOLFOX4 in previously treated advanced colorectal cancer (advCRC): An updated interim toxicity analysis of the Eastern Cooperative Oncology Group (ECOG) study E3200. ASCO Gastrointestinal 2004 Cancer Symposium (abstract #241)
2 ibid
3 Giantonio BJ et al. Bowel perforation and fistula formation in colorectal cancer patients treated on Eastern Cooperative Oncology Group (ECOG) studies E2200 and E3200. Journal of Clinical Oncology, 2004 ASCO Annual Meeting Proceedings (Post-Meeting Edition). Vol 22, No 14S (July 15 Supplement), 2004:
3017
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that  overall  survival  for  patients in that group might be lower than that of patients treated in the other two groups.

Sanofi-Synthelabo, a member of sanofi-aventis Group, provided oxaliplatin for the trial under its Cooperative Research and Development Agreement (CRADA) with the National Cancer Institute.


ABOUT ELOXATIN(4)
---------------
IN EUROPE
ELOXATIN received approval in France for the second-line treatment of metastatic colorectal cancer in April 1996, and as a first-line treatment in April 1998. In July 1999, ELOXATIN was approved for the first-line treatment of advanced colorectal cancer in major European countries through the mutual recognition procedure, France being the Reference Member State.

ELOXATIN successfully completed a Mutual Recognition Procedure in Europe in December 2003, which allowed the product to be marketed for the treatment of metastatic colorectal cancer in combination with 5-fluorouracil and folinic acid (i.e., in first- and second-line treatment).

In September 2004 ELOXATIN extended its indication in Europe, again through the Mutual Recognition Procedure, to include the, "Adjuvant treatment of stage III (Duke's C) colon cancer after complete resection of primary tumor."

IN THE UNITED STATES
In the United States, ELOXATIN, in combination with infusional 5-FU/LV, received approval on January 9, 2004, for the first-line treatment of advanced carcinoma of the colon or rectum (i.e., first therapy for patients with metastatic colorectal cancer). This same ELOXATIN-based combination had initially (August
2002) received FDA approval for second-line treatment of this patient population (i.e., therapy for previously treated patients with metastatic colorectal cancer).

On November 4, 2004, this ELOXATIN-based regimen was approved for the adjuvant treatment of stage III (Dukes' C) colon cancer after complete resection of the primary tumor.



____________________________
4  ELOXATIN(TM)  (oxaliplatin  for  injection)  receives  FDA  approval  for the
treatment  of  colon  cancer   following   surgery   [press   release].   Paris:
Sanofi-Synthelabo; November 5, 2004.
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ELOXATIN  was  developed in  association  with  Debiopharm  S.A and is currently marketed by sanofi-aventis in more than 60 countries.

Avastin(TM) (bevacizumab) is manufactured by Genentech and is indicated for use in combination with intravenous 5-fluorouracil-based chemotherapy, for first-line treatment of patients with metastatic carcinoma of the colon or rectum.

COLORECTAL CANCER AS A LEADING CAUSE OF DEATH
----------------------------------------------
Every year, about one million new cases of colorectal cancer are diagnosed worldwide.(5) About 194,000 new cases are detected in Europe and 150,000 in the United States. According to the American Cancer Society, colorectal cancer is the second leading cause of cancer-related death in the United States, accounting for 10% to 15% of all cancer deaths. Over a lifetime, about 1 in 18 people develops colorectal cancer and more than 56,000 people die from it in the United States each year.(2) In Europe, 94,000 people die from colorectal cancer each year(6).

Colorectal cancer is cancer that begins in the cells that line the colon or rectum. When these cancer cells spread away from the colon to distant locations in the body, the cancer is referred to as metastatic. Cancer cells may spread, or metastasize through the blood or lymphatic system, or directly grow into tissues adjacent to the original cancer.

A diagnosis of colorectal cancer is associated with a stage, which reflects the extent of the cancer and whether it has spread. Patients with colorectal cancer that has spread to distant organs or tissues are said to have advanced, or metastatic, colorectal cancer, also known as Stage IV colorectal cancer. Patients with advanced colorectal cancer can now more confidently expect to live twice as long as they could only a few years ago.

FURTHER DEVELOPMENT IN OTHER TYPES OF CANCER(7)
-----------------------------------------------
An extensive worldwide clinical development program is ongoing to explore the potential benefits of EloxatinTM (oxaliplatin for injection) in other types of cancer.



____________________________
5 Boyle P, Leon ME.  Epidemiology of colorectal cancer. Br Med Bull.  2002;64:1-
25.
6 Globocan 2002, cancer Incidence, mortality and prevalence worldwide, IARC press, Sept.30, 2004

7 ELOXATIN(TM) (oxaliplatin for injection) receives FDA approval for the treatment of colon cancer following surgery [press release]. Paris:
Sanofi-Synthelabo; November 5, 2004.
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CLINICAL CONSIDERATIONS FOR ELOXATIN(7)
ELOXATIN, used in combination with infusional 5-FU/LV, is indicated for adjuvant treatment of stage III colon cancer patients who have undergone complete resection of the primary tumor. The indication is based on an improvement in disease-free survival, with no demonstrated benefit in overall survival after a median follow-up of 4 years.

ELOXATIN, used in combination with infusional 5-FU/LV, is indicated for the treatment of advanced carcinoma of the colon or rectum.

--------------------------------------------------------------------------------
ELOXATIN should be administered under the supervision of a qualified physician experienced in the use of cancer chemotherapeutic agents. Appropriate management of therapy and complications is possible only when adequate diagnostic and treatment facilities are readily available.

Anaphylactic-like reactions to ELOXATIN have been reported, and may occur within minutes of ELOXATIN administration. Epinephrine, corticosteroids, and antihistamines have been employed to alleviate symptoms.
--------------------------------------------------------------------------------

ADJUVANT COLON CANCER SETTING
The incidence of grade 3 or grade 4 events was 70% and 31% on the ELOXATIN combination arm and infusional 5-FU/LV arm, respectively. Granulocytopenia, paresthesia, diarrhea, vomiting, and nausea were the most common grade 3 or 4 adverse events. Paresthesia was seen in 92% of patients on the ELOXATIN combination; 21% had residual paresthesia at 18-month follow-up. Three percent and 0.5% had grade 2 and 3 paresthesias, respectively, at 18-month follow-up. Grade 3 or 4 hypersensitivity was noted in 3% and may require discontinuation of therapy. Hepatotoxicity, evidenced by increase in transaminases (57% vs 34%) and alkaline phosphatases (42% vs 20%), was observed more commonly in the ELOXATIN arm. The incidence of increased bilirubin was similar on both arms. Hepatic vascular disorders should be considered and investigated if abnormal liver function tests or portal hypertension are present and cannot be explained by liver metastases or other known etiologies.

ADVANCED COLORECTAL CANCER SETTING
Fatigue, neuropathy, nausea, vomiting, diarrhea, stomatitis, neutropenia, and thrombocytopenia were the more common adverse events. Neither febrile neutropenia nor requirement for platelet transfusion was increased as compared to treatment with irinotecan

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plus bolus 5-FU/LV. Eloxatin(TM) (oxaliplatin for injection) has been associated with pulmonary fibrosis (<1% of study patients), which may be fatal. There have been reports while on study from clinical trials and from postmarketing surveillance of prolonged prothrombin time and INR occasionally associated with
hemorrhage   in  patients  who   received   ELOXATIN   plus  5-FU/LV   while  on
anticoagulants. Patients requiring oral anticoagulants may require closer monitoring. Hypersensitivity has been observed (<2% grade 3/4) in clinical
studies  and  trials.   It  was  usually  managed  with  standard   epinephrine,
corticosteroid, and antihistamine therapy, and may require discontinuation of ELOXATIN therapy.

Full prescribing  information,  including  clinical trial  information,  safety,
dosing,   drug-drug  interactions,   and  contraindications,   is  available  at
www.fda.gov/cder/foi/label/2004/021492s004lbl.pdf


ABOUT SANOFI-AVENTIS
The sanofi-aventis Group is the world's 3rd largest pharmaceutical company, ranking number 1 in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular disease, thrombosis, oncology, diabetes, central nervous system, internal medicine, vaccines. The sanofi-aventis Group is listed in Paris (EURONEXT : SAN) and in New York (NYSE : SNY).

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking
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"anticipates,"  "believes,"  "intends,"  "estimates"  and  similar  expressions.
Although sanofi-aventis' management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that
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uncertainties,  many of which are difficult to predict and generally  beyond the
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differ  materially  from those  expressed  in, or implied or  projected  by, the
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to the risks and  uncertainties  discussed or identified  in the public  filings with the Securities and Exchange Commission (SEC) and the French Autorite des marches financiers (AMF) made by sanofi-aventis and Aventis, including those listed under "Forward-Looking Statements" and "Risk Factors" in sanofi-aventis's annual report on Form 20-F for the year ended December 31, 2003 and those listed under "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors" in Aventis's annual report on Form 20-F for the year ended December 31, 2003, could cause actual results to differ materially from those described in forward-looking statements: the success of the sanofi-aventis Group's research and development programs, and the ability of sanofi-aventis to successfully market its products and protect its intellectual property rights. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.



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